EXERCISE FOR LIFE SYSTEMS, INC.
East Field Road, Suite 200-311
Huntersville, NC  28078
Telephone No.:  704-778-1700

To: Securities and Exchange Commission
VIA EDGAR

December 23, 2008

Re: Exercise for Life Systems, Inc.
Post-Effective Amendment to Form S-1 Filed December 5, 2008
File No. 333-153589

Dear Mr. McWilliams:

We have filed on EDGAR Amendment No. 2 to our Post Effective Amendment No. 1 to Form S-1 filed December 5, 2008. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

1. We note you provided only information relating to selling security holders and the signature blocks. Please revise to include a full prospectus satisfying the requirements of Form S-1.

Response: We have amended our S-1 to include a full prospectus satisfying the requirements of the Form S-1.

2. We note the most recent balance sheet included in your Form S-1 is dated June 30, 2008. Please revise to include current interim financial statements. Refer to Article 3-01 of Regulation S-X.

Response: We have amended our S-1 and have included September 30, 2008 interim financial statements, notes to the financial statements, and Management and Discussion Analysis of the September 30, 2008 interim financial statements.

3. Please revise to provide an introductory paragraph briefly explaining your reason(s) for filing a post-effective amendment.

Response: We have amended our S-1 and have provided an introductory paragraph briefly explaining the reason for filing a post-effective amendment.

Sincerely,

/s/ Adam Slazer
Adam Slazer
President